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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                                EMUSIC.COM INC.
                           (Name of Subject Company)

                               ----------------

                                EMUSIC.COM INC.
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Gene Hoffman, Jr.
                     President and Chief Executive Officer
                                EMusic.com Inc.
                           1991 Broadway, 2nd Floor
                        Redwood City, California 94063
                                (650) 216-0200
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:

                              Henry Lesser, Esq.
                               Andrew Zeif, Esq.
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                  Palo Alto, California 94301 (650) 833-2000

[_]Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 amends the Schedule 14D-9 initially filed on April 20,
2001 by EMusic.com Inc., a Delaware corporation ("EMusic") relating to the third-party tender offer made by Universal Music Group, Inc.'s ("Universal") wholly-owned subsidiary, Universal Acquisition Corp., to purchase all of the issued and outstanding shares of EMusic's common stock, par value $0.001 per share, at a purchase price of $0.57 per share in cash. Unless otherwise defined herein, all capitalized terms have the meanings given such terms in the Schedule 14D-9.

     On the date hereof, EMusic is filing Amendment No. 1 to the Schedule 14D-9 filed April 20, 2001 with the SEC for the purpose of filing as exhibits:

 . Form of the Option Cash-Out Agreement by and among EMusic and certain holders of options to purchase shares of EMusic common stock;

 . Memo dated April 30, 2001 from EMusic to certain optionholders to accompany the Option Cash-Out Agreement;

 . Form of notice to holders of "in the money" warrants to purchase shares of EMusic common stock; and

 . Form of notice to holders of "out of the money" warrants to purchase shares of EMusic common stock.

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by the addition of the following exhibits:

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

(a)(8) Memo dated April 30, 2001 from EMusic.com Inc. to certain holders of options to purchase shares of EMusic.com Inc. common stock

(a)(9) Form of Option Cash-Out Agreement by and among EMusic.com Inc. and certain holders of options to purchase shares of EMusic.com Inc. common stock

(a)(10) Form of Notice to Holders of "In the Money" Warrants to purchase shares of EMusic.com, Inc. common stock

(a)(11) Form of Notice to Holders of "Out of the Money" Warrants to purchase shares of EMusic.com, Inc. common stock

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EMUSIC.COM INC.

                                                   /s/ Gene Hoffman, Jr.
                                          By: _________________________________
                                                     Gene Hoffman, Jr.
                                               President and Chief Executive
                                                          Officer


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